UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Canadian Solar Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

136635109

(CUSIP Number)

IRSHAD KARIM

LION POINT CAPITAL, LP

250 W 55th Street, 33rd Floor

New York, New York 10019

212-356-6200

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 8, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 136635109

1	NAME OF REPORTING PERSON

LION POINT MASTER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,507,055*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,507,055*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,507,055*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%*
14	TYPE OF REPORTING PERSON

PN

* Includes 750,000 Shares underlying certain call options and 52,222 Shares issuable upon the conversion of certain Notes (as defined and described below).

2

CUSIP NO. 136635109

1	NAME OF REPORTING PERSON

LION POINT CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,507,055*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,507,055*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,507,055*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%*
14	TYPE OF REPORTING PERSON

OO

* Includes 750,000 Shares underlying certain call options and 52,222 Shares issuable upon the conversion of certain Notes.

3

CUSIP NO. 136635109

1	NAME OF REPORTING PERSON

LION POINT CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,507,055*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,507,055*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,507,055*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%*
14	TYPE OF REPORTING PERSON

PN

* Includes 750,000 Shares underlying certain call options and 52,222 Shares issuable upon the conversion of certain Notes.

4

CUSIP NO. 136635109

1	NAME OF REPORTING PERSON

LION POINT HOLDINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,507,055*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,507,055*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,507,055*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%*
14	TYPE OF REPORTING PERSON

OO

* Includes 750,000 Shares underlying certain call options and 52,222 Shares issuable upon the conversion of certain Notes.

5

CUSIP NO. 136635109

1	NAME OF REPORTING PERSON

DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SWEDEN AND FRANCE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,507,055*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,507,055*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,507,055*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%*
14	TYPE OF REPORTING PERSON

IN

* Includes 750,000 Shares underlying certain call options and 52,222 Shares issuable upon the conversion of certain Notes.

6

CUSIP NO. 136635109

1	NAME OF REPORTING PERSON

JIM FREEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,507,055*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,507,055*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,507,055*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%*
14	TYPE OF REPORTING PERSON

IN

* Includes 750,000 Shares underlying certain call options and 52,222 Shares issuable upon the conversion of certain Notes.

7

CUSIP NO. 136635109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by Lion Point were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,704,833 Shares purchased by Lion Point is approximately $52,238,596, including brokerage commissions. The aggregate purchase price of the call options exercisable into 750,000 Shares owned directly by Lion Point is approximately $742,500, including brokerage commissions. Lion Point has also purchased $2,350,000 in principal amount of the Issuer’s 4.25% convertible senior notes (the “Notes”), which have a conversion price of approximately $45.00 per Share and mature on February 15, 2019.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 58,826,343 Shares outstanding as of June 30, 2018, which is the total number of Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 14, 2018.

A.	Lion Point
(a)	As of the close of business on October 9, 2018, Lion Point directly beneficially owned 4,507,055 Shares, including 750,000 Shares underlying certain call options and 52,222 Shares issuable upon the conversion of certain Notes.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 4,507,055
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,507,055
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Lion Point since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Lion Point Capital GP
(a)	Lion Point Capital GP, as the general partner of Lion Point, may be deemed the beneficial owner of the 4,507,055 Shares beneficially owned by Lion Point.

Percentage: 7.7%

8

CUSIP NO. 136635109

(b)	1. Sole power to vote or direct vote: 4,507,055
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,507,055
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Capital GP has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D. The transactions in the securities of the Issuer on behalf of Lion Point since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Lion Point Capital
(a)	Lion Point Capital, as the investment manager of Lion Point, may be deemed the beneficial owner of the 4,507,055 Shares beneficially owned by Lion Point.

Percentage: 7.7%

(b)	1. Sole power to vote or direct vote: 4,507,055
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,507,055
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Capital has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D. The transactions in the securities of the Issuer on behalf of Lion Point since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Lion Point Holdings GP

(a)	Lion Point Holdings GP, as the general partner of Lion Point Capital, may be deemed the beneficial owner of the 4,507,055 Shares beneficially owned by Lion Point.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 4,507,055
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,507,055
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Holdings GP has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D. The transactions in the securities of the Issuer on behalf of Lion Point since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Messrs. Cederholm and Freeman
(a)	Each of Messrs. Cederholm and Freeman, as a Manager of each of Lion Point Capital GP and Lion Point Holdings GP, may be deemed the beneficial owner of the 4,507,055 Shares beneficially owned by Lion Point.

Percentage: Approximately 7.7%

9

CUSIP NO. 136635109

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,507,055
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,507,055

(c)	Neither of Messrs. Cederholm or Freeman has entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D. The transactions in the securities of the Issuer on behalf of Lion Point since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Lion Point has purchased in the over the counter market American-style call options referencing an aggregate of 750,000 Shares, which have an exercise price of $15.00 per Share and expire on January 18, 2019.

Lion Point has sold in the over the counter market American-style call options referencing an aggregate of 750,000 Shares, which have an exercise price of $20.00 per Share and expire on January 15, 2021.

10

CUSIP NO. 136635109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2018

lion point master, LP

By:	Lion Point Capital GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager

Lion Point Capital GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager

Lion Point Capital, LP

By:	Lion Point Holdings GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager

Lion Point Holdings GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager

/s/ Didric Cederholm
Didric Cederholm

/s/ Jim Freeman
Jim Freeman

11

CUSIP NO. 136635109

SCHEDULE A

Transactions in the Securities of the Issuer Since the filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Lion point master, lp

Purchase of Common Stock	22,144	14.7072	09/21/2018
Purchase of Common Stock	18,338	14.6127	09/25/2018
Purchase of Common Stock	19,567	14.6388	09/25/2018
Purchase of Common Stock	7,400	14.3200	09/27/2018
Purchase of Common Stock	7,400	14.4066	09/27/2018
Purchase of Common Stock	25,000	14.4409	09/27/2018
Purchase of Common Stock	8,879	14.3807	09/28/2018
Purchase of Common Stock	100,000	14.5440	09/28/2018
Purchase of January 2019 Call Option ($15 Strike Price)[1]	7,500	0.9900	10/08/2018
Sale of January 2021 Call Option ($20 Strike Price)[2]	(7,500)	0.8800	10/08/2018

1 Represents American-style call options purchased in the over the counter market. These call options expire on January 18, 2019.

2 Represents American-style call options sold in the over the counter market. These call options expire on January 15, 2021.